Contact

www.linkedin.com/in/marcssokol
(LinkedIn)

Top Skills

Venture Capital
Strategic Planning
Marketing Strategy

Marc Sokol

Investor, entrepreneur, non-profit leader
Greater Tampa Bay Area

Summary

systems software designer/developer with Fortex in the 70s, co-founder/compiler designer/entrepreneur with Realia in the 80s, engineering/strategy/marketing executive with CA in the 90s, venture capitalist with JK&B Capital in the 2000s, and ran marketing and business development at NeuLion, Inc. Now a partner and investment committee chair at Florida Funders, and Chairman/co-founder of VirtualZ Computing.

Specialties: venture capital, marketing, business development, public relations, product strategy

Experience

Florida Funders
Managing Partner
July 2016 - Present (7 years 3 months)
Tampa/St. Petersburg, Florida Area

Florida Funders is an investor network and online investing platform that helps accredited investors find and invest in early-stage Florida based companies. By blending the best of angel investing, venture capital and equity crowdfunding, Florida Funders provides a solution that generates strong financial returns while having a significant impact on job creation and economic growth in Florida communities.

Accredited investors can invest as little as $3,000 in promising early-stage ventures and Florida based companies seeking capital can work with a single partner that bring the financial strength of over 350 accredited investors along with the community connections to help drive growth.

VirtualZ Computing
Executive Chairman
March 2018 - Present (5 years 7 months)

VirtualZ Computing™ is a privately held, woman-founded, women-led software company that is revolutionizing mainframe and cloud data access.

Supply Wisdom
Board Member
March 2023 - Present (7 months)

Supply Wisdom solution delivers continuous third-party and location risk intelligence and risk actions in near real-time across the widest risk aperture to minimize the risks of disruption facing their business, supply chains and third parties.

Kliken
Board Member
February 2016 - Present (7 years 8 months)

Board member and advisor

SecureCo
Board Member
August 2022 - Present (1 year 2 months)

SecureCo's sophisticated stealth networking provides private, hyper-secure, and resilient data communications across the internet or private networks.

Vizetto Inc
Board Member
November 2020 - Present (2 years 11 months)

Homee
Board Member
May 2017 - Present (6 years 5 months)
Tampa, Florida

HOMEE is leading the digitization of property claims. HOMEE's pioneering technology connects insurers, policyholders, and skilled service providers throughout the lifecycle of a claim.

Droplit, Inc.
Board Member
November 2017 - Present (5 years 11 months)
Melbourne, Florida

Center for Advocacy, Support and Transformation (CAST)

President, Board of Directors
September 2013 - Present (10 years 1 month)
Southold, New York, United States

Since 1965, CAST has been serving low-income individuals and families on the North Fork of Long Island. CAST helps struggling community members meet their basic needs in the areas of nutrition, clothing, energy, employment, and education. We provide a critical safety net for Southold Town residents from Laurel to Orient Point and Fisher's Island. CAST is committed to moving vulnerable populations to self-sufficiency through outreach and education. We offer many programs and services, including a food pantry, sharing room with clothing and household items, ESL and computer classes, an early childhood literacy program, assistance with benefit applications, advocacy and referrals, and much more.

Commack Solutions LLC
Co-Founder, President
February 2018 - March 2023 (5 years 2 months)
Tampa/St. Petersburg, Florida Area

Property Ordinance Compliance Made Simple

ThumbStopper®
Advisor
April 2021 - June 2022 (1 year 3 months)

Eventplicity
Advisor
July 2015 - December 2019 (4 years 6 months)

Strategic advisor to private event management services startup.

Molekule
Advisor
July 2015 - January 2017 (1 year 7 months)
Tampa/St. Petersburg, Florida Area

Strategic advisor for revolutionary air purification startup.

Self employed
Consultant
February 2012 - December 2015 (3 years 11 months)

Strategic consulting to startups including sales, marketing, and product development strategy. Consulting to investment management firms which target long and short positions in enterprise technology sector companies.

NeuLion, Inc.
EVP, Marketing and Business Development
November 2010 - January 2012 (1 year 3 months)

Ran marketing, business development, and investor relations.

Chumby Industries
Director/Investor
March 2008 - November 2010 (2 years 9 months)

Clearpoint Metrics
Director/Investor
July 2005 - November 2010 (5 years 5 months)

Key member of the board of directors. Merged with NCircle.

JK&B Capital
Partner
March 2000 - November 2010 (10 years 9 months)

Early stage technology investing

Splunk, Inc.
Director/Investor
January 2006 - October 2010 (4 years 10 months)

Lead Series B financing in 2006 when Splunk had less than $1mm in revenues. Member of board of directors until 2010.

Vormetric
Director/Investor
April 2004 - October 2010 (6 years 7 months)

Scalent
Director/Investor
February 2004 - May 2010 (6 years 4 months)

Member of board of directors. Purchased by Dell Computer.

Cittio
Director/Investor
January 2006 - April 2009 (3 years 4 months)

Alterpoint
Director/Investor

December 2004 - February 2009 (4 years 3 months)

AppStream
Director/Investor
September 2000 - March 2008 (7 years 7 months)

Member of board of directors. Purchased by Symantec.

Counterstorm
Director/Investor
May 2005 - January 2008 (2 years 9 months)

Cranite
Director/Investor
June 2002 - December 2007 (5 years 7 months)

XOsoft
Director/Investor
April 2000 - 2007 (7 years)

Entercept
Director/Investor
September 2000 - June 2003 (2 years 10 months)
San Jose CA

Computer Associates
Senior VP World-wide Marketing
November 1991 - March 2000 (8 years 5 months)

top marketing position

Realia, Inc.
Co-Founder/EVP
November 1978 - July 1991 (12 years 9 months)

With co-founder developed compiler and associated products, ran marketing, sales, support, operations, finance.

Dedicated Systems Inc.
Consultant
July 1977 - November 1978 (1 year 5 months)

Software designer/architect/developer

Fortex Data Corporation
Programmer
November 1974 - July 1977 (2 years 9 months)

Wrote financial applications including fixed asset and accounts receivables.
Also, designed and implemented middleware layer to separate applications
from operating systems.

_____

Education

Illinois Institute of Technology
Information Technology · (1973 - 1974)